SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 02, 2010

Date, time and place: September, 02, 2010, at 6 pm, on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP (“Company”). Attendance: All the members of the Board of Directors of the Company.  Chairmanship of the Meeting: Henrique Constantino – Chairman; Claudia Karpat – Secretary Calling: Waived, due to the attendance of all the members of the Board of Directors of the Company. Agenda: To adopt resolutions on the following matters: (a) analyses and discussion of the proposal to amend the Regulation of Listing Level 2 of Corporate Governance elaborated by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA S.A.), subject to the restricted hearing, which deadline for the listed Companies to vote is September  08, 2010; (b) confirmation of the increase of the capital stock of the Company, as a result of the exercise of the stock purchase option, pursuant to the Stock Purchase Option Plan of the Company, approved on December 09, 2004, as amended (“Option Plan”); (c) reelection of the members of the Committees of the Company and ratification of the acts previously taken. Resolutions: After the necessary explanations were provided, the following matters were approved by unanimous vote: (a) after the analyses of the proposals to amend the Differentiated Corporate Governance Practices Level 2 of Corporate Governance issued by BM&FBOVESPA, the Board has instructed the Investor Relations Officer to vote and approve the proposals on behalf of the Company, pursuant to the procedures of the restricted hearing and instructions of BM&FBOVESPA; (b) confirmation of the increase of the capital stock of the Company, up to the limit of the authorized capital, in the amount of R$ 7,220.40, upon issuance of 660 preferred shares, all of them registered and with no face value, as a result of the exercise of the stock purchase option granted within the scope of the Options Plan. Consequently, the capital stock of the Company was increased to R$ 2,314,402,830.10, represented by 137,032,734 common shares and 133,205,143 preferred shares, all of them registered, with no face value. The shares now issued are identical to those already existing, and, under the terms of the Options Plan, will be entitled to the same rights conferred upon the other shares of the same kind, including receipt of dividends and interest on the own capital capital: (i) approval of the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of the new preferred shares, in conformity with the provisions in Article 171, paragraph three, of the Corporate Law; and (ii) the total issuance price was fixed at R$ 7.220,40; (c) the reelection of the following members for a term of office of one (1) year as from this date, to: (a) the Audit Committee, Messrs. (i) Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card for Foreigners R.N.E W 401.505-E and enrolled with the C.P.F. under nº 249.630.118-91; (ii) Antônio Kandir, Brazilian, divorced, engineer, bearer of Identity Card R.G. nº 4.866.700-6 SSP/SP and enrolled with the C.P.F. under nº. 146.229.631-91, and (iii) Luiz Kaufmann,

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Brazilian, engineer, married, bearer of Identity Card R.G. nº 7.162.266-SSP/SP and enrolled with the C.P.F. under nº. 362.006.990-72, all of them domiciled at the above referred address; (b) the People Management and Governance Committee, Messrs. (i) Henrique Constantino, Brazilian, married, businessman, bearer of Identity Card R.G. nº 1.022.856 SEP/DF, enrolled with the C.P.F. under nº 443.609.911-34; (ii) Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. nº M-1.072.104 and enrolled with the C.P.F. under nº. 385.001.086-49; (iii) Álvaro Antonio Cardoso de Souza, as above identified, all of them domiciled at the above referred address, and (iv) Paulo César Aragão, Brazilian, divorced, lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 50, 4º. andar, bearer of OAB/RJ nº. 21.560 and enrolled with the C.P.F. under number. 174.204.407-78 and (v) Ricardo Khauaja, Brazilian, married, engineer, bearer of Identity Card nº 08545344-74 and enrolled with the CPF/MF under nº 013.050.807-18, domiciled at the above referred address; (c) the Financial and Risk Policy Committee, Messrs. (i) Henrique Constantino, as above identified; (ii) Richard Freeman Lark Jr., naturalized Brazilian, single, business manager, bearer of Identity Card R.G. nº 50.440.294-8-SSP/SP and enrolled with the C.P.F. under nº 214.996.428-7; (iii) Barry Siler, expert in hedge techniques related to oil and fuels, North American, married, consultant, bearer of passport nº 134943540; (iv) Luiz Kaufmann, as above identified; (v) Leonardo Porciúncula Gomes Pereira, Brazilian, married, business manager, bearer of RG 040.410.961 and enrolled with the CPF/MF under nº 606.399.897-72; (vi) Charles B. Holland, naturalized Brazilian, married, auditor, bearer of Identity Card R.G. nº 12.782.315-SSP/SP and enrolled with the C.P.F. under nº. 379.343.258-00, and (vii) Marco Provetti, married, accountant, bearer of Identity Card RG nº 5.064.903-7 SSP/SP and enrolled with the CPF/MF under nº 607.141.237-49 all of them domiciled at the above referred address; (d) the Sub-Committee for Accounting and Tax Policies and Financial Statements, Messrs. (i) Richard Freeman Lark Junior; (ii) Charles B. Holland; and (iii) Leonardo Porciúncula Gomes Pereira, as above identified, and  (iv) MARCOS DA CUNHA CARNEIRO, Brazilian, married, economist, bearer of Identity Card nº 04.831.135-1 (IFP) and enrolled with the CPF/MF under nº. 663.964.337-53 and domiciled at the above referred address; being ratified all the acts previously taken by the members of the Committee and the Sub-Committee up to this date. Drawing-up and Reading of the Minutes: The floor was offered to whom might wish to use it, and as nobody did so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, and upon the meeting being reopened, the minutes were read, checked and signed by all the attendees. I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book

São Paulo, September 2, 2010

______________________________	_______________________________
Henrique Constantino	Claudia Karpat
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 03, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.